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                             February 14, 2023

       Andrea Funk
       Chief Financial Officer
       EnerSys
       2366 Bernville Rd.
       Reading, PA 19605

                                                        Re: EnerSys
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2022
                                                            Filed May 25, 2022
                                                            File No. 001-32253

       Dear Andrea Funk:

               We have reviewed your February 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 25, 2023 letter.

       Form 10-K for the Fiscal Year Ended March 31, 2022

       Liquidity and Capital Resources
       Cash Flow and Financing Activities, page 42

   1. We note your response to comment 1 indicates that your "use of the 'primary working capital' metric is more
appropriately categorized as a key performance indicator (KPI)." It is our understanding
that primary working capital is a non-GAAP measure and, therefore, it needs to comply with
applicable rules that generally prohibit excluding charges or liabilities that
required or will require cash settlement from non-GAAP liquidity measures. Accordingly,
please revise future filings to ensure the measure complies with
                                                        Item 10(e)(1)(ii)(A) of
Regulation S-K.
 Andrea Funk
EnerSys
February 14, 2023
Page 2

       Please contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Melissa Gilmore,
Staff Accountant, at (202) 551-3777 with any questions.



FirstName LastNameAndrea Funk                            Sincerely,
Comapany NameEnerSys
                                                         Division of
Corporation Finance
February 14, 2023 Page 2                                 Office of
Manufacturing
FirstName LastName